UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001- 38766

MMTEC, INC.

(Translation of registrant’s name into English)

c/o MM Future Technology Limited

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes regarding the Company’s Independent Registered Public Accounting Firm

On January 25, 2026, the Audit Committee of the Board of Directors of MMTEC, Inc. (the “Company”) approved the dismissal of AssentSure PAC (“AssentSure”), the Company’s independent registered public accounting firm, effective immediately. Additionally, on January 26, 2026 (the “Engagement Date”), the Audit Committee approved the engagement of HTL International, LLC (“HTL”) as its independent registered accounting firm.

Assentsure’s report on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor were such financial statements qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and through the Engagement Date, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) with AssentSure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

During the fiscal years ended December 31, 2025 and 2024, and through the Engagement Date, there were no “reportable events” (as such term is defined in Item 304 of Regulation S-K).

The Company has provided AssentSure with a copy of this Current Report on Form 6-K (this “Report”) and requested that AssentSure provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether or not it agrees with the above statements related to them made by the Company in this Report and, if not, stating the respects in which it does not agree. A copy of AssentSure’s letter dated January 29, 2026 is attached as Exhibit 99.1 to this Current Report on Form 6-K.

During the two years ended December 31, 2025 and 2024, and during the subsequent interim period through the Engagement Date, the Company did not consult with HTL regarding: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written or oral advice was provided by HTL that was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

EXHIBITS

Exhibit Index:

99.1	Letter from AssentSure PAC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2026

MMTec, Inc.

By:	/s/ Min Kong
Name:	Min Kong
Title:	Chief Financial Officer

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